# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section l3 and l5(d) of the**
**Securities Exchange Act of l934**

**October 12, 2004**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| **1-9109** | **59-1517485** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33702**
(Address of Principal Executive Offices)  (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 1.01 Entry into a Material Definitive Agreement.**

(a)  On October 15, 2004, the Company renewed its $100 million unsecured revolving line of credit. The 364 day facility, led by JP Morgan Chase, is available for a broad range of general corporate purposes. Any outstanding balances will bear interest at a rate of libor plus 1.125%.

**ITEM 5.02  Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

(d)  On October 12, 2004, the Board of Directors of the Company appointed a new director, and member of the Corporate Governance, Nominating and Compensation Committee, Adelaide A. Sink. Ms. Sink has invested funds through affiliates of the Company on substantially the same terms and conditions as unaffiliated third parties, and may do so in the future.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

| | | |
|---|---|---|
| Date:  October 15, 2004 | By: | /s/ Thomas A. James |
| | | Thomas A. James, |
| | | Chairman and Chief Executive Officer |
| | | |
| | By: | /s/ Jeffrey P. Julien |
| | | Jeffrey P. Julien |
| | | Senior Vice President - Finance |
| | | and Chief Financial Officer |